

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

August 11, 2009

Via Facsimile (650.493.6811) and U.S. Mail

John Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050

RE: Atmel Corporation
       Schedule TO-I
       Filed August 3, 2009
       File No. 005-41870

Dear Mr. Aguirre:

        We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

        The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

Offer to Exchange

General

1.   If you are attempting to rely on the global exemptive order issued in connection with option exchange offers (March 21, 2001), please provide an analysis in support of the Company's eligibility to rely on such order. Include in such analysis a discussion of the compensatory purposes of the various terms of the exchange offer, including:

- the exclusion of those options received as part of the 409A exchange;
- the potentially different exercise prices for new options granted to employees whose principal work location is in France;
- the different type and number of new awards to be granted to employees with differing Atmel grade levels; and
- the different vesting schedules of new awards granted to employees whose principal work location is in China or France and certain employees whose principal work location is in Norway.

Q11. When will my new awards vest?, page 9

2.   We note the disclosure that RSUs and options granted to employees whose principal work location is in China will not vest until Atmel has obtained all necessary approvals from the State Administration of Foreign Exchange. Please disclose the consequences resulting from Atmel failing to obtain such approval. For example, will Atmel return the tendered options to such employees?

3.   We note the disclosure in the last paragraph on page C-1. Please expand the disclosure to clarify what happens in the event that the employment of a holder of new options and RSUs is terminated *before* all necessary approvals from the State Administration of Foreign Exchange have been obtained but *after* at least one scheduled vesting date set forth in the Offer to Exchange has already passed. The first sentence of this paragraph indicates that the holder "will immediately vest to the extent of any scheduled vesting dates set forth in the Offer to Exchange that have already passed." Will such former employee hold options and RSUs that are partially vested and therefore have rights to such vested securities, subject to the option and RSU grant agreements? For example, we note that the form of option agreement provides that the new option will be exercisable for ninety days following termination of a holder's employment and the form of RSU agreement provides that the holder receive all shares of Atmel common stock that have vested as of the date of such holder's termination of employment.

Miscellaneous, page 78

4.   We note the disclosure in the third sentence of the first paragraph. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order referred to in our first comment above to exclude from participation in the Exchange Offer some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing

outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions